November 3, 2004

Via Facsimile and U.S. Mail

Michael J. Smith
Blue Earth Refineries, Inc.
8th Floor, Dina House
Ruttonjee Centre, 11 Duddell Street
Central, Hong Kong SAR, China

      Re:	Blue Earth Refineries, Inc.
      	Form 20-F filed on October 1, 2004
      	File No. 0-50971

Dear Mr. Smith:

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that our Office of Mining and Engineering is reviewing your filing and may have further comments.

2. Remove statements that all financial statements contained in the
Form 20-F have been prepared in accordance with U.S. generally accepted accounting principles, or clarify that the financial information for 4025776 Canada Inc., has been prepared in accordance with Canadian generally accepted accounting principles.

3. Please include Schedule II, as discussed in Rule 12-09 of
Regulation S-X. Refer to Part III, Item 17(a) of Form 20-F for guidance.

4. Your disclosure on page 11 suggests that at MFC Bancorp`s annual and special meeting held August 12, 2004, MFC Bancorp`s shareholders voted on the plan of arrangement. You also state on page 10 that the split and distribution of your ordinary shares were contemplated by the plan of arrangement. Please tell us what consideration you have given to paragraph 5 of the SLAB, which states that Securities Act registration would not be required solely as a result of a shareholder on the transfer of assets to the subsidiary to be spun off.

Item 3 - Key Information, B. Capitalization and Indebtedness, pages 3
- 4
5. Please revise this section to include capitalization and indebtedness information no earlier than 60 days prior to the date of the registration statement. In addition, present the adjusted information to reflect the Plan of Arrangement that is to occur ten days after the effectiveness of this registration statement.

Risk Factors, page 4
6. Given the size of your company, many of the risks presented could result in severe consequences such as a cessation of operations or bankruptcy. Please revise your risk factors to accurately reflect the magnitude of each risk to your company and the potential impact on your shareholders.

7. In many risk factors you state that you cannot assure or cannot predict a certain outcome. The real risk is not the lack of assurance, but rather, for example that you will not be able generate sufficient cash flows from future share issues and operations to satisfy your cash commitments. Please revise your risk factors to state the actual risk and the potential impact on your company and shareholders.

8. To the extent possible, avoid generic conclusions that the risk would have a material adverse impact on your business, operations, or financial condition. Instead, replace this language with specific disclosure of how your business would be affected by the risks you describe.

Our subsidiary`s cobalt refining operations are subject to market forces... page 4
9. Please expand on the factors that impact the marketability of cobalt. Describe how each factor impacts the marketability of cobalt and provide any specific examples of how these factors may currently be having an impact.

We may not be able to obtain the required permits... page 5
10. Please specify the effect on your business operations and future prospects if you are unable to obtain required permits.



We have a limited operating history... page 5
11. Please disclose that the Kasese Cobalt Company`s cobalt refinery was not operating due to weak cobalt prices. Please add this disclosure to any other risk factor in which it is relevant.

12. Please refer to the sentence "We recognize that if we are unable
to generate significant revenues from refining operations and any dispositions of our properties,...."  Please clarify whether you have
plans to dispose of any of your properties and if so, which properties may be sold.

13. Please expand on the risks you expect to face as a company in the start-up stage of business development.

Political and Regulatory Risk, page 6
14. Please disclose what risk is posed to the company by the corruption that exists within the Ugandan government.

We generate limited cash flow... page 6
15. Please disclose the risk of not obtaining sufficient cash flow to satisfy your operational requirements and cash commitments.

We are dependent on the services of qualified employees... page 7
16. Please expand on your reference to terrorism in the last sentence of this risk factor.

Conflicts of interest may arise as a result of our directors and officers... page 7
17. Please identify the officers and directors who are directors, officers, and/or shareholders of other natural resource companies and identify how this potential conflict could negatively impact the company.

18. Summarize the extent to which your officers and directors devote time to other activities and businesses and how this impacts the amount of time they are able to focus on the operations of the company.

Investors of our company may not be able to sell their shares...
page
8
19. Please disclose that you currently have no intention to list the
Ordinary shares for trading.

We may not be able to declare and pay dividends... page 8
20. Please quantify the amount of your recent cash flow that you intend to distribute to MFC Bancorp and what effect this will have on your ability to pay dividends to holders of Ordinary shares. Please also disclose what effect the debt assumed by the company as a result of the spin-off will have on your ability to pay dividends.

21. Please revise to reflect the disclosure on page 13 that Kasese Cobalt Company is unlikely to pay dividends to its shareholders in the near future.

Additional Risk Factors
22. Provide additional risk factors under descriptive captions about the following issues:
* The royalty payments you are required make to Newmont Australia and the impact this will have on your cash flows;
* The right of Kilembe Mines to appoint three members to your board of directors and the impact this will have on the control of the company;
* Describe the seasonality of your business, in particular, the risk of power failures at the Kasese refinery, the frequency with which such failures occur, and the impact on production and quality;
* Please describe the significant shortcomings in the design of the
Yukon refinery that need to be addressed before it can be restarted.
Please quantify the cost to restart the refinery, the time frame for starting production, and the risks involved with the start up of the
Yukon refinery;
* Describe the supply contract that you have entered into with Danzas and that it is for a price that is below market. Describe the risk of entering such contracts in the event that market prices increase over time;
* Please disclose the limit on the supply of pyrite at the Kasese Cobalt Plant and the risk this poses if a replacement supply is not obtained;
* Please include a risk regarding the uncertainty of the proprietary rights to the cobalt extract process used at the Kasese Cobalt Company refinery and the effect on the company if the Bureau de Recherches Geologiques et Mineres were to claim a proprietary interest in the process;
* Please disclose that the Kasese Cobalt Company plant has not been able to attain the targeted production rate, the reasons for failing to attain the production goals, and that this has resulted in higher refining costs;
* Please disclose that a change in control of the company is made more difficult due the classification of directors and the staggered nature of their terms;
* Include a risk factor that describes the unionized workforce at the
Kasese Cobalt Company refinery and the impact on production in the event of a work stoppage; and
* Please describe the impact on the company in the event that you or
MFC Bancorp are determined to be a passive foreign investment company.

History and Development of our Company; The Plan of Arrangement, pages 9 and 10
23. Please consider using diagrams to show the steps of the reorganization transactions you describe on these pages.


Effects of the Plan of Arrangement, page 11
24. Please revise the last sentence at the end of the first paragraph in this subsection to explain the significance of the 83% subsidiary of MFC Bancorp Do you mean that the 83% subsidiary of MFC Bancorp is also a shareholder of MFC Bancorp that will receive shares in this transaction? Will holders of the other 17% of MFC Bancorp`s subsidiary also receive shares in the spinoff? If so, how does this comply with the requirement in SLAB 4 that the spinoff be pro rata to
MFC Bancorp`s subsidiary? We may have additional comments upon review of your response.

Description of Business of Kasese Cobalt Company, page 13
25. We note your use of cash operating cost excluding interest costs, a non-GAAP measure. Please either provide the disclosures required by Item 10(e) of Regulation S-K or remove the non-GAAP measure.
Refer to the SEC "Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures" for additional guidance.

26. In the last paragraph of this section on page 15, please disclose the costs associated with keeping the Kasese Cobalt operations on care and maintenance status and the costs associated with restarting the plant to normal operations.

Description of Business of 36569 Yukon, page16
27. Please quantify the costs associated with placing the Yukon refinery into production and estimate when you anticipate achieving this.

28. Please revise to state the results of the study regarding your mine tailings samples, as your fourth quarter of 2004 has already passed, or state when the study is expected to be completed.

Revenues, page 17
29. We note that you have delivered 240 tonnes of cobalt under the agreement to sell a buyer 360 tonnes of cobalt at $17.20 per pound and an additional 20 tonnes that was sold at $22.70 per pound, which equates to about 573,196 pounds of cobalt. Please reconcile this disclosure to your MD&A disclosure, which states that 353,572 pounds of cobalt was delivered in fiscal year 2004, by sales price.

Competitive Conditions, page 19
30. Please elaborate on the transactions with more risk in which you may be required to become involved.




Operating and Financial Review and Prospects, page 23
31. Discuss the reasons why the spot rate for cobalt increased so significantly from calendar year 2003 to calendar year 2004.

32. Please disclose how you intend to obtain debt financing in the future, as needed, considering you do not have a current relationship with a financial institution.

Application of Critical Accounting Policies, page 24
33. Ensure that your discussion for each critical accounting estimate addresses the factors considered in making these estimates and the potential impact on the financial statements if actual results differ from your assumptions. See Release No. 33-8040.

Liquidity and Capital Resources, page 25
Operating Activities, page 25
34. Please disclose the net amount per pound you will receive under the distribution agreement with Danzas.

35. Please disclose what your commitments for capital expenditures are and the expected source of those funds. The statement that you have sufficient cash flow from operations to meet your working capital and other requirements for the next twelve months is not sufficient. See Release No. 33-8350.

36. Please include the estimated cost to place the Yukon refinery back into production and the timeframe in which you anticipate accomplishing this event.

Related Party Transactions, page 32
37. Please clarify how the transactions with Danzas are related and quantify the amounts paid.

Financial Information, page 33
Legal Proceedings, page 34
38. Please revise your disclosure to state that the full indemnity is with Newmont Australia, to discuss your conclusions regarding
Newmont
Australia`s ability and intent to continue to provide indemnification, the magnitude of amounts paid by Newmont
Australia
to KCCL, and the amount of reasonably possible loss associated with the plant lawsuits to KCCL.

Significant Changes, page 34
39. Please either specifically state the significant changes you are referring or include a cross-reference to where these significant changes are otherwise discussed.

Dividend Distributions, page 34
40. Please quantify the dividend payment to be made to MFC Bancorp and whether the payment of dividends is restricted or subordinated to any debt agreements.

United States Federal Income Taxation, page 41
41. Please revise the introductory paragraph to state the following discussion summarizes the material tax consequences as opposed to certain tax consequences.

42. Please delete the reference that the tax disclosure is for general information only.

Report of Independent Registered Public Accounting Firm - Blue
Earth
Refineries Inc.
43. We note that your auditors are located in Seattle, Washington. It appears that a significant portion of your assets, liabilities, revenues and expenses relate to operations located in Uganda. Please briefly tell us how the audit of the operations in Uganda, including the associated assets and liabilities, was conducted. Include a statement as to whether another auditor was involved in the audit of these operations and, if so, the name of the firm. Also, tell us the percentage of your total assets, liabilities, revenues and expenses that relate to the operations located in Uganda for each period presented.

Report of Independent Registered Public Accounting Firm - 4025776
Canada Inc.
44. It is unclear to us how Peterson Sullivan PLLC`s audit report is
able to opine that the consolidated financial statements of
4025776
Canada are in conformity with U.S. generally accepted accounting principles, as Note 1 states that the consolidated financial statements and accompanying notes were prepared in accordance with Canadian generally accepted accounting principles. As such, please have the audit opinion revised to refer to Canadian generally accepted accounting principles only.

45. Please tell us Peterson Sullivan PLLC`s credentials to opine on
Canadian generally accepted accounting principles and to perform an audit in accordance with Canadian generally accepted auditing standards.

Blue Earth Refineries Inc. financial statements for the year ended
June 30, 2004
General
46. Please revise your notes to your consolidated financial statements to include information required by paragraphs 36-39 of SFAS 131.




Consolidated Statements of Operations
47. Please separately state the cost of operations of cobalt and the cost of operations of power to conform to the sales presentation, or tell us why you do not believe such presentation would be meaningful.

48. We note that in September 2002, the Kasese Cobalt Company operations were placed on care and maintenance status until February
2004. As such, it is unclear what the sales of cobalt for fiscal year 2003 represents. Please advise.

49. Please revise to remove rehabilitation expense from gross profit but part of operating loss.

50. Please include a footnote disclosure regarding the interest expense incurred during fiscal year 2003. The discussion should include a description of the related debenture, the interest rate, and any other relevant information regarding the liability and expense. Your disclosure should make it clear to an investor what happened to the liability and why there is no interest expense for fiscal year 2004.

Note 1.  The Company and Summary of Significant Accounting
Policies,
Principles of Consolidation
51. Please revise your disclosure to clarify if and how any expenses incurred on your behalf by MFC Bancorp and/or Sutton Park are reflected in your historical financial statements. Refer to SAB Topic 1:B for guidance.

Note 1.  The Company and Summary of Significant Accounting
Policies,
Inventories
52. Please revise your disclosure to state the method of cost determination, including dollar amounts or percentage of inventories priced, if more than one method is used. Refer to Rule 5-02(6) of Regulation S-X for guidance.

Note 1.  The Company and Summary of Significant Accounting
Policies,
Rehabilitation Provision
53. We note that you have estimated your rehabilitation provision based upon engineering studies. Please clarify whether these studies were conducted in-house or by a third party. If a third party performed the engineering studies, either identify the third party or delete your reference to them. We remind you that if you refer to third parties, you must include the third party`s consent. Refer to
Section 436(b) of Regulation C.

54. Please revise your disclosure to include the information required by paragraph 22 of SFAS 143. In addition, please include your rehabilitation provision as one of your critical accounting policies.
Your discussion should include a description of the significant assumptions used, which should allow an investor to understand why those assumptions are valid, the sensitivity of those assumptions, business factors that could result in materially different estimates, and the range of reasonably possible exposure to rehabilitation the site in Uganda. Refer to SEC Interpretive Release No. 33-8350, Release No. 33-8040, and SEC Proposed Rule Release No. 33-8098 for guidance.

Note 1.  The Company and Summary of Significant Accounting
Policies,
Revenue Recognition
55. Please include a description of when revenue is recognized for the sale of power.

56. Please tell us whether you have any bill and hold arrangements.
If you do, please provide disclosures regarding your policy for accounting for these types of transactions, if material. Refer to SAB Topic 13 for guidance.

Note 1.  The Company and Summary of Significant Accounting
Policies,
Foreign Currency Translation
57. Please tell us how you determined that KCCL`s, a Ugandan corporation, functional currency is the U.S. dollar. Include a summary of your analysis for KCCL`s assets, liabilities, revenues and expenses for each period presented. Refer to paragraphs 5-10 and Appendix A of SFAS 52 for guidance.

58. We note that you have not recorded any translation adjustments for your equity method investment or for KCCL in fiscal year 2004
and
2003.  Please tell us what the translation adjustments of
$(10,000)
and $114,000 for June 30, 2004 and 2003, respectively, represent.

Note 3.  Inventories
59. Please tell us what "goods in transit, cobalt" represents.
Your
revenue recognition policy states that revenue is recognized when the cobalt is shipped from the plant; therefore, it is unclear what this inventory represents.

60. We note that inventory has significantly increased from the prior period. Please include a discussion in your critical accounting policies section of MD&A regarding your method of evaluating inventory for obsolescence, damage and/or excess, the significant assumptions made by management in the evaluation and the sensitivity of those assumptions.

Note 4.  Property, Plant and Equipment
61. It does not appear that you have fully identified the major classes of property, plant and equipment. On pages 20 - 21 of your filing, you discuss other equipment used by KCCL. Revise to segregated long-term assets between land, buildings, and other equipment. In addition, state your method(s) of depreciation, and the periods of depreciation by major class.

62. We note that your property, plant and equipment all relate to your operations in Uganda. On page 18 of the filing, you state that the remaining stockpile at the Uganda refinery will be exhausted within eight years. In addition, your operating cash flows remain in a negative position. Please provide us with your most recent impairment analysis prepared for your property, plant and equipment and a detailed explanation of your assumptions used to calculate future cash flows expected to be generated from your property, plant and equipment, including why you believe each of the significant assumptions are valid. Refer to paragraphs 16-24 and Appendix A of
SFAS 144 and paragraph 12 of SFAS 143 for guidance.

Note 7.  Equity Method Investee
63. We note that you do not own more than 50 percent of 4025776 Canada ("Canada"); however, your ownership percentage is greater than any of the other investors. As such, it could appear that you may have the controlling interest in Canada. Please tell us how you determined that you are not required to consolidate Canada, including your analysis under FIN 46(R). Please address how Canada is going to be able to provide for its current liabilities, as it does not appear to have the liquidity to pay the current portion of its long-term debt.

64. We note that under Item 11 you provided the expected cash flows of Canada to support the carrying value of your investment. Please provide use with your calculation supporting the estimated future cash flows and a detailed explanation of the significant assumptions used in your analysis, including why each of the significant assumptions are valid.

Note 8.  Transactions with Affiliates
65. We note that you have entered into a distribution agreement with
Danzas Corporation ("Danzas"), which provides Danzas with 50 percent of the sales price in excess of $12 per pound, and MFC Commodities GmbH, which provides MFC Commodities with $1.50 per pound sold. The distribution agreement appears to have been put in place in December
2003. Please revise your summary of significant accounting policies to state how you are accounting for the sales of cobalt, gross versus net presentation, and tell us how you determine the presentation is appropriate. Refer to EITF 99-19 for guidance.

66. Please revise your disclosure regarding the distribution agreement to clarify whether Danzas Corporation is also marketing and selling cobalt of any of Blue Earth`s competitors and whether there are any minimum sales requirements by Danzas per the agreement. For fiscal year 2004, please state the total amount paid to Danzas and to
MFC Commodities GmbH.

Note 9.  Commitments and Contingencies
67. Please revise the last sentence of this note to address the potential impact of your aggregate litigation/claims on your results of operations, financial position and liquidity.


4025776 Canada Inc. financial statements for the year ended June
30,
2004
Note 3.  Property and Equipment
68. Please revise your disclosure to separate the value of your building and equipment and to state the estimated useful life(s) of each major class of property and equipment.

Note 7.  United States Generally Accepted Accounting Principles
69. Please remove the statement that generally accepted accounting principles in Canada conform in all material respects with those in the United States. Instead, state that there are no material reconciling items between Canadian and U.S. generally accepted accounting principles for 4025776 Canada Inc., if correct.

Closing Comments
      As appropriate, please respond to these comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. You may wish to provide us with marked copies of the amendment to expedite our review. If you do not agree with a comment, please tell us why in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct accounting comments to Tracey Houser at (202) 942-1989 or, in her absence, to Al Pavot at (202) 942-1764 and direct questions regarding mining or engineering to George Schuler at
(202)
824-5527. Direct questions on other disclosure issues to Chris Edwards at (202) 942-2842. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.



Sincerely,



Pamela A. Long
Assistant Director

Cc:	Virgil Z. Hlus, Esq.
Clark, Wilson
Barristers & Solicitors
Suite 800-885 West Georgia Street
      Vancouver, British Columbia, Canada V6C 3H1
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Michael J. Smith
Blue Earth Refineries, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE